United States securities and exchange commission logo





                              May 13, 2024

       Jos   Augusto Gon  alves de Ara  jo Teixeira
       Chief Executive Officer
       Patria Latin American Opportunity Acquisition Corp.
       60 Nexus Way, 4th Floor
       Camana Bay, PO Box 757
       Grand Cayman, KY1-9006

                                                        Re: Patria Latin
American Opportunity Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 6, 2024
                                                            File No. 001-41321

       Dear Jos   Augusto Gon  alves de Ara  jo Teixeira:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 6, 2024

       Risk Factors, page 1

   1. We note your letter dated December 28, 2023, in response to a comment letter dated
                                                        December 19, 2023,
relating to your Form 10-K for the year ended December 31, 2022, where you provided
proposed disclosure that your sponsor is controlled by and has substantial ties with
non U.S. persons and disclosing the accompanying risk of such ties to a potential initial
business combination being subject to review by the Committee on
                                                        Foreign Investment in
the United States (CFIUS). Please revise your disclosure in the preliminary proxy
statement to include the disclosure proposed in your December 28,
                                                        2023 response letter.
       In the event the Extension Amendment Proposal is approved and we amend our Articles of
       Association, Nasdaq may delist our securities . . . , page 3

   2. Please revise to disclose that your proposal to extend your termination date beyond 36 months from the
effectiveness of your initial public offering registration statement does
 Jos   Augusto Gon  alves de Ara  jo Teixeira
Patria Latin American Opportunity Acquisition Corp.
May 13, 2024
Page 2
      not comply with Nasdaq listing rules. Describe the risks of your non-compliance, including that your securities may be subject to suspension and delisting from the Nasdaq
      Global Market, and the consequences of any such suspension or delisting.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or Isabel Rivera at 202-551-3518 with any other questions.



                                                      Sincerely,
FirstName LastNameJos   Augusto Gon  alves de Ara  jo Teixeira
                                                      Division of Corporation
Finance
Comapany NamePatria Latin American Opportunity Acquisition Corp.
                                                      Office of Real Estate &
Construction
May 13, 2024 Page 2
cc:       Manuel Garciadiaz
FirstName LastName